AMENDED DFRN14A

Page 1 – effective date – date of filing prior to Nov. 9, 2008

Page 3 – type of filing:  Definitive additional materials Amendment to DFAN-14 filed 5-15-06

Name of person filing document:  Danial de Sade (Mr. de Sade did not write, consent to, or authorize any person to file the 5-15-06 DFAN-14 amended by this filing.  Mr. de Sade’s name was placed on the filing without his knowledge or consent.

Skye International, Inc

Page 4 – The DFRN14 dated 5-15-06 was written and filed without the consent, authority or knowledge of Mr. de Sade.  The e-mail referenced in that filing was written without the consent, authority or knowledge of Mr. de Sade.  The web site referenced was created without the consent, authority or knowledge of Mr. de Sade.  Mr. de Sade did not file the referenced DFRN14, did not represent shareholders or management of Skye at the time of filing and had no knowledge of the facts alleged in the e-mail or the web site.

Mr. de Sade owned at the time of the filing, 0 (zero) shares of Skye stock only.  Mr. de Sade did not agree to aggregate his shares with Jeffery Stebbins for purposes of filing the DFRN14, did not participate in the decision to file the DFRN14, and did not at that time intend that his interest in Skye be used in the manner reflected in the filing.

At the time of the filing, Mr. de Sade was engaged in soliciting investors to purchase Skye shares, but did not solicit shareholders with knowledge of any facts alleged in the 5-15-06 DFRN14.

As of the date of this filing, Mr. de Sade has no knowledge that the facts stated in the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

ALL STOCKHOLDERS ARE STRONGLY URGED TO READ THIS SUPPLEMENTAL DFAN-14 AND TO COMPARE THE FACTS STATED HEREIN BY THOSE ALLEGEDLY STATED BY THE MR. DE SADE.

Page 5 – Mr. de Sade did not author the e-mail referenced on this page, nor did Mr. de Sade give any third party authority or consent to write or send the e-mail under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Mr. de Sade did not create the content of the web site referenced on this page, nor did Mr. de Sade give any third party authority or his consent to write or send the e-mail under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Mr. de Sade did not write the list of “associations” found on this page of the 5-15-06 DFRN14, nor did Mr. de Sade give any third party authority or his consent to write, send or file these “Questions” under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of  the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Mr. de Sade did not any of the content found on this page of the 5-15-06 DFRN-14, nor did Mr. de Sade give any third party authority or his consent to write, send or file these “Questions” under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of  the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Page 7 - Mr. de Sade did not write the list of “associations” found on this page of the 5-15-06 DFRN-14, nor did Mr. de Sade give any third party authority or his consent to write, send or file these “Questions” under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of  the 5-15-06 DFAN-14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Page 8 - Mr. de Sade did not write the list of “Questions” referenced on this page, nor did Mr. de Sade give any third party authority or his consent to write, send or file these “Questions” under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of  the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Page 9 - Mr. de Sade did not write the list of “documents” referenced on this page, nor did Mr. de Sade give any third party authority or his consent to write, send or file this list of “documents” under Mr. de Sade’s name.  As of today’s date, Mr. de Sade has no knowledge that the facts stated on this page of the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.

Page 10 – Mr. de Sade did not give anyone by the name of “Joe Householder” permission to send or receive e-mails relating to Skye at the e-mail address “joe@skyetellus.com”, nor did Mr. de Sade give this person, or any other person, permission to create the web site “skyetellus.com”.  As of today’s date, Mr. de Sade has no knowledge that the e-mail address or web site contained accurate facts.  Mr. de Sade has no knowledge that any facts stated in the web site referenced on this page of the 5-15-06 DFRN14 were or were not true and expresses no opinion as to their truth or falsity in this amended filing.  Mr. de Sade did not receive, review or respond to any e-mail sent to “joe@skyetellus.com”.  No such e-mail was forwarded to Mr. de Sade.  Mr. de Sade has no knowledge whether any e-mail written by any person having access to “joe@skyetellus.com” contained true or false facts.  Any such e-mails were sent without the knowledge, consent or authority of Mr. de Sade.